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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For June 6, 2002




                           THE BANK OF BERMUDA LIMITED
                 (Translation of registrant's name into English)




                                 6 Front Street
                                 Hamilton HM 11
                                P.O. Box HM 1020
                             Hamilton HM DX, Bermuda
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F  X        Form 40-F
               ---                 ---

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      No  X
         ---     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.
                                                 ------


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                           THE BANK OF BERMUDA LIMITED



     By press release dated June 4, 2002, the Bermuda Stock Exchange (the "BSX") announced the repurchase and cancellation by The Bank of Bermuda Limited (the "Bank") of a total of 161,600 of its common shares during May of 2002 pursuant to the Bank's Securities Repurchase Programme. The BSX press release with respect to these matters is attached as an exhibit to this Form 6-K and incorporated herein by reference.

     Exhibit Index

     99.1          Press Release from the Bermuda Stock Exchange, 4 June 2002.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           THE BANK OF BERMUDA LIMITED

                           By:         /s/ Alison J. Satasi
                                --------------------------------------
                                Name:  Alison J. Satasi
                                Title: Head of Investor Relations


Date:  June 6, 2002

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